Notice to the Oslo Stock Exchange



ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norw
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com



05009782

Ref.:
Anders Berggren,SVP Financial Investments, Tel: +47 22544522

Date: 04.07.05

VIZ – Orkla ASA has bought 10 625 shares in Vizrt Ltd., equivalent 5.0%

Orkla ASA has today, 4. July 2005, bought 10 625 shares in Vizrt Ltd. After this transaction, Orkla ASA owns 780 507 shares, which represents 5,0% of the share capital and votes in Vizrt Ltd.

Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen Ronæss, Manager, Shareholder Services, Tel.: +47 22 54 44 30

Date: 4 July 2005

ORK – Trade subject to notification

On 4 July 2005, in connection with its option programme, Orkla exercised 11,333 options at a strike price of NOK 130.

A total of 1,633,508 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 430,500 synthetic options of the cash bonus programme.

Orkla currently holds 6,220,111 shares. The resolution adopted by the Annual General Meeting to amortise 4,016,071 shares is expected to be carried out in August this year. When the amortisation has been implemented, Orkla will hold a total of 2,204,040 of its own shares.

Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen Ronæss, Manager, Shareholder Services, Tel.: +47 22 54 44 30

Date: 5 July 2005

ORK – Trade subject to notification

On 5 July 2005, in connection with its option programme, Orkla exercised 3,333 options at a strike price of NOK 130.

A total of 1,630,175 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 430,500 synthetic options of the cash bonus programme.

Orkla currently holds 6,216,778 shares. The resolution adopted by the Annual General Meeting to amortise 4,016,071 shares is expected to be carried out in August this year. When the amortisation has been implemented, Orkla will hold a total of 2,200,707 of its own shares.